ALTAGAS ANNOUNCES STRONG SECOND QUARTER RESULTS

Operating Performance Reflects AltaGas’ Continued Focus on Optimizing the Platform to Generate Strong Value Creation and Drive Better Outcomes for all Stakeholders

Calgary, Alberta (July 29, 2021)

AltaGas Ltd. ("AltaGas" or the "Company") (TSX: ALA) today reported second quarter 2021 financial results and provided an update on the Company's operations.

HIGHLIGHTS
(all financial figures are unaudited and in Canadian dollars unless otherwise noted)
▪Normalized EPS1 of $0.08 in Q2 2021 compared to $0.06 in Q2 2020, demonstrating 33% Y/Y growth and alignment with AltaGas’ focus on driving steady EPS growth and consistent earnings durability.
▪Normalized FFO per share1 of $0.56 in Q2 2021 compared to $0.51 in Q2 2020, demonstrating 10% Y/Y growth and continuing to provide the foundation for increased returns of capital and fund accretive expansion.
▪Normalized EBITDA1 of $230 million in Q2 2021, compared to $206 million in Q2 2020, representing a 12% Y/Y increase. Results reflected strong execution across all segments, partially offset by the negative effect of the unfavourable move in the CAD/USD exchange rate, the impact of AltaGas' rising share price on long-term incentive programs and asset sales.
▪The Utilities segment reported normalized EBITDA of $99 million in Q2 2021 compared to $80 million in Q2 2020, representing a 24% Y/Y increase. On a local currency basis, Utilities normalized EBITDA was up 35% Y/Y and reflected ongoing regulatory, capital and cost discipline, as well as improvements in Retail performance.
▪The Midstream segment reported normalized EBITDA of $142 million in Q2 2021 compared to $111 million in Q2 2020, representing a 28% Y/Y increase. Performance was driven by record global exports of 90,106 Bbls/d of liquified petroleum gases (LPGs) to Asia for the quarter, a 12% Y/Y increase in gas processing volumes, and a 35% Y/Y increase in fractionation volumes.
▪On April 23, 2021, AltaGas completed the monetization of its non-core U.S. Transportation and Storage business, which significantly advanced the Company towards its goal of reducing leverage below 5.0x Net Debt1 to Normalized EBITDA and providing an enhanced margin of safety moving forward.

CEO MESSAGE
“AltaGas delivered strong second quarter results, continued to execute on our strategic plan, and left the platform well-positioned to meet the Company’s 2021 and longer-term growth plan” said Randy Crawford, President and Chief Executive Officer. “We grew normalized EPS by 33% year-over-year, reflecting the continued strong operational and financial performance of the business. During the quarter, the Utilities segment continued to drive strong execution, which was centered on providing safe, reliable, affordable and outstanding service to our customers. On a local currency basis, we grew Utilities normalized EBITDA 35% year-over-year, reflecting recent investments and upgrades across our network. New customer connects within the WGL footprint continued to track modestly ahead of our expectation in the second quarter and was in-line with the strong population growth seen in the D.C.-Maryland-Virginia region over the past decade, which has eclipsed the national average by nearly 25% since 2010. We were also pleased to make headway in promoting combined heat and power (CHP) to larger commercial and industrial customers during the quarter, which is advancing our lower-carbon focus that is part of our climate business plan.

1. Non-GAAP measure; see discussion in the advisories of this news release and reconciliation to US GAAP financial measures shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended June 30, 2021, which is available on www.sedar.com;.

“As the world focuses on decarbonization and a changing energy ecosystem, we look forward to continuing to progress our climate business plan. We will leverage the core building blocks of end-use energy efficiency and the adoption of lower and carbon-free fuels. Our commitment to ongoing system upgrades to improve AltaGas’ distribution and transmission network is priority one. During this evolution we will be focused on sustainability and be a tireless advocate for our customers and the best societal outcomes. Affordability underpins this evolution and we will carefully balance our competing priorities.

“For the second quarter, we continued to capitalize on the tremendous market opportunity to export cleaner energy to Asia from the world class Montney play due to the rising demand for lower-carbon and ethically-produced LPGs in the region. Our global exports business shipped a record 90,106 Bbls/d of combined propane and butane to Asia during the second quarter; further demonstrating the value of our expanded platform. This included exporting fifteen very large gas carriers (VLGCs) to Asia in the quarter with Ferndale exceeding 50,000 Bbls/d of exports in June, which was a new record for the terminal. We also realized strong volume growth across our gas processing and fractionation facilities, which were up 12% and 35% year-over-year, respectively.

“During the quarter Petrogas purchased a real property interest in approximately 1,600 acres of land adjacent to the Ferndale LPG export facility. The incremental land position will provide Petrogas with the enhanced logistical flexibility to support our existing lower-carbon LPG exports into Asia. The land will also provide optionality around pursuing other promising energy transition development projects that are under early-stage exploratory work, fall within our long-term strategic focus, and could represent further positive economic and employment opportunities for the region. During the quarter, AltaGas also entered into a seven-year time charter with a three-year optional extension for two new 91,000 cubic meter dual-fuel VLGCs with deliveries expected in late 2023 and early 2024. The agreement will extend our value chain reach into Asia. The vessels are 15% more fuel efficient, carry 8% larger loads and will reduce total shipping costs to Asia by approximately 25% compared to a standard VLGC. Their deployment will also remove pricing volatility for AltaGas and its customers on a long-term basis.

“We are enthusiastic about our long-term growth prospects and remain confident on being able to achieve the increased financial guidance that was set concurrent with the first quarter. We also remain acutely focused on maintaining our strong credit ratings and, most importantly, continuing to reliably deliver for our customers. Our continued focus on execution and strong performance will provide the foundation for ongoing dividend growth and profitable expansion that will uniquely position AltaGas to drive long-term shareholder value creation.”

BUSINESS PERFORMANCE
Utilities

Utilities second quarter normalized EBITDA of $99 million was up $19 million year-over-year, despite an unfavourable move in the CAD/USD foreign exchange rate that resulted in a $9 million headwind during the quarter. On a local currency basis, the Utilities segment normalized EBITDA increased by $28 million or 35% year-over-year. This growth was driven by continued rate base growth from ongoing capital investment across the network through accelerated replacement program (ARP) investments, the recent D.C. and Maryland rate cases, and marked improvements in Retail performance.

Our strong 8% forecasted rate base CAGR through 2025 is underpinned by disciplined investments across the network, which are focused on driving better customer outcomes through improved network safety and reliability, reduced leak rates, and lower operating costs. The Company continues to make progress towards closing the ROE gap at WGL through updating rates, capital discipline and acute cost management. During the quarter, the Maryland and D.C. rate cases became effective, which drove increased firm revenue of $8 million. On July 1, a rate case was filed at CINGSA requesting a US$1.9 million rate increase. Our rate case activity is focused on updating rates to reflect current operating costs and minimizing regulatory lag.

The Utilities segment also benefited from a stronger pricing environment and improved power and gas margins in the Retail business, higher returns on pension assets, customer growth and lower COVID-19 related costs and other tailwinds. These were partially offset by higher G&A and lower asset optimization revenue.

AltaGas Ltd. – Press Release Q2 2021 – 2

Midstream

The Midstream segment reported normalized EBITDA of $142 million in the second quarter of 2021, a 28% year-over-year increase. Strong growth was attributed to solid execution across all businesses, including global exports, fractionation & liquids handling, and gas processing. Performance was also reflective of the progress made on the integration of Petrogas, where AltaGas and its customers are realizing strong benefits from the combined platform.

Global exports contributed $70 million in normalized EBITDA during the quarter and achieved record volumes of 90,106 Bbls/d of LPGs shipped to Asia, across 15 VLGCs. This included Ferndale exceeding 50,000 Bbls/d in June, which is a new record for the terminal. Record export volumes were underpinned by strong operations and efficiencies across the two terminals, robust demand for North American LPGs within Asia and ongoing growth in throughput volumes in AltaGas’ gas processing and fractionation facilities.

The strong underlying fundamentals of the current commodity price environment were again seen in the quarter. Total gas processing volumes were up 12% year-over-year while fractionation volumes were up 35% year-over-year. Similar to the first quarter, producers in the Montney region continue to execute on active drilling programs and ramp up production to meet take-or-pay commitments, driving increased throughput at our expanded Townsend and North Pine facilities. Within the Montney we continue to see the strongest acceleration in development activity north of the Peace River, which is in line with our core footprint in NEBC. Processing and fractionation volumes at AltaGas’ non-Montney facilities also increased during the quarter, driven by improved commodity prices and resulting increased production volumes. The Midstream segment also benefited from stronger Alberta power prices, which generated higher earnings from the cogeneration plants at Harmattan during the quarter.

The average spot NGL frac spread for the second quarter of 2021 was $20.54/Bbl, however due to AltaGas’ hedging program the Company’s realized frac spread averaged approximately $11.59/Bbl (net of $13.41/Bbl in transportation costs), as 84% of AltaGas' frac exposed volumes were hedged at $25.00/Bbl. AltaGas remains well hedged through 2021 with approximately 98% of total expected frac exposed volumes realized or collectively hedged at approximately $25.70/Bbl and 79% of 2021 total expected global export volumes realized, tolled or collectively hedged. The latter includes an average FEI to North American financial hedge price average approximately US$10.79/Bbl, including both propane and butane for the hedged and non-tolled volumes.

2021 Midstream Hedge Program

	Q1 2021	Q2 2021	Q3 2021	Q4 2021
Global Exports volume hedged (%)(1)	67	72	68	49
Average propane/butane FEI to North America Average hedge (US$/Bbl)(2)	10.21	10.79	11.04	14.29
Fractionation volume hedged (%)	97	84	98	95
Frac spread hedge rate - (CAD$/Bbl)(3)	26.07	25.00	25.86	25.67
(1) Approximate expected volume hedged, includes contracted tolling volumes and financial hedges; based on the assumption of average exports of 90 MBbls/d.
(2) Approximate average for the period; does not include physical differential to FSK for C3 volumes.
(3) Approximate average for the period.

AltaGas Ltd. – Press Release Q2 2021 – 3

Q2 2021 FINANCIAL RESULTS

	Three Months Ended June 30
($ millions)	2021	2020
Segmented Normalized EBITDA(1)
Utilities	99	80
Midstream	142	111
Sub-total: Operating Segments	$241	$191
Corporate/Other	(11)	15
Normalized EBITDA (1)	$230	$206
Add (deduct):
Depreciation and amortization	(108)	(93)
Interest expense	(69)	(71)
Normalized Income Tax Expense	(11)	(6)
Preferred share dividends	(13)	(17)
Other (3)	(6)	(2)
Normalized net income (1)	$23	$17

Net income applicable to common shares	$24	$21

($ per share, except shares outstanding)	2021	2020
Shares outstanding - basic (millions)
During the period (2)	280	279
End of period	280	279

Normalized net income - basic (1)	0.08	0.06
Normalized net income - diluted (1)	0.08	0.06

Net income per common share - basic	0.09	0.08
Net income per common share - diluted	0.09	0.08
(1)Non‑GAAP financial measure; see discussion in Non‑GAAP Financial Measures section at the end of this news release.
(2)Weighted average.
(3)"Other" includes non-controlling interest portion of non-GAAP adjustments, accretion expense, net income applicable to non-controlling interests, and foreign exchange gains (losses).

Normalized EBITDA for the second quarter of 2021 was $230 million, which represented an approximate 12% year-over-year increase compared to $206 million for the same quarter in 2020, reflecting strong performance across both Utilities and Midstream businesses. Year-over-year growth drivers in the Midstream segment included the consolidation of Petrogas and stronger performance in global exports, continued robust performance throughout AltaGas' NEBC platform due to higher volumes and volume commitment associated with previously developed NEBC expansion projects and stronger Alberta power prices. This was partially offset by the lack of Allowance for Funds Used During Construction (AFUDC) recorded on MVP, a blend and extend contract at Gordondale that was signed in 2018 with new rates taking effect in 2021, and the loss of contribution from the U.S. Transportation and Storage business following the monetization that took place during the quarter.

Strong results from the Utilities business were driven by higher revenue from a larger rate base that was underpinned by ongoing ARP investments focused on system upgrades, higher firm revenue from the D.C. and Maryland rate cases which took effect in the quarter, higher margins in the Retail business, and higher returns on pension assets. This was partially offset by the unfavourable CAD/USD exchange rate, which had a $9 million impact on Utilities normalized EBITDA.

The Corporate/Other segment reported normalized EBITDA loss of $11 million, compared to $15 million earned in the same quarter of 2020. The $26 million year-over-year decrease was mainly due to: 1) the mark-to-market impact that AltaGas’ rising share price had on long-term incentive programs; 2) the impact of asset monetizations,

AltaGas Ltd. – Press Release Q2 2021 – 4

including Pomona and Ripon in the third quarter of 2020; and 3) the unfavourable CAD/USD exchange rate impact of $2 million.

For the second quarter of 2021, the average Canadian/U.S. dollar exchange rate decreased to 1.23 from an average of 1.39 in the same quarter of 2020, resulting in a decrease in normalized EBITDA of approximately $14 million on a consolidated basis.

Normalized net income was $23 million or $0.08 per share for the second quarter of 2021, compared to normalized net income of $17 million or $0.06 per share reported for the same quarter of 2020. The increase is due to the same factors impacting normalized EBITDA and lower interest expense, partially offset by higher depreciation and amortization expense and higher normalized income tax expense.

Net income applicable to common shares for the second quarter of 2021 was $24 million or $0.09 per share, compared to $21 million or $0.08 per share for the second quarter of 2020. In addition to the factors impacting normalized EBITDA, the increase was mainly due to: 1) the partial reversal of a provision recorded in the first quarter of 2021 due to an increase in the fair value of net assets held for sale upon close of the sale of the U.S. Transportation and Storage business in April 2021; 2) higher foreign exchange gains; and 3) the gain on sale of the majority of the U.S. Transportation and Storage business, partially offset by higher unrealized losses on risk management contracts and higher depreciation and amortization expense.

Depreciation and amortization expense for the second quarter of 2021 was $108 million, compared to $93 million for the same quarter in 2020. The increase was mainly due to the absence of an amortization adjustment in the second quarter of 2020, new assets placed in-service, and amortization expense on Petrogas assets upon consolidation.

Interest expense for the second quarter of 2021 was $69 million, compared to $71 million for the same quarter in 2020. The decrease in interest expense was mainly due to lower average interest rates and a lower average Canadian/U.S. dollar exchange rate, partially offset by higher average debt balances.

AltaGas recorded income tax expense of $3 million for the second quarter of 2021, consistent with the same quarter of 2020. Current tax expense of $27 million was recorded in the second quarter of 2021, which included $18 million of tax on asset sales.

GUIDANCE AND FUNDING
AltaGas remains acutely focused on growing EPS and creating earnings durability in the years ahead and is reiterating the Company’s 2021 increased guidance ranges that were provided in April 2021, including:

▪2021 Normalized EPS guidance is $1.65 - $1.80 per share.
▪2021 Normalized EBITDA guidance is $1.475 billion - $1.525 billion.

AltaGas' 2021 capital expenditure plan, which remains unchanged at approximately $910 million, excluding asset retirement obligations (ARO), is heavily weighted towards the lower-risk Utilities business and is comprised primarily of ARP and system betterment projects that are anticipated to deliver stable and transparent rate base growth and strong risk-adjusted returns. The Company is allocating approximately 38% of AltaGas’ consolidated 2021 capital to ARPs in its Utilities business, representing approximately 46% of the total 2021 Utilities capital program.

AltaGas Ltd. – Press Release Q2 2021 – 5

MONTHLY COMMON SHARE DIVIDEND AND QUARTERLY PREFERRED SHARE DIVIDENDS

The Board of Directors approved the following schedule of Dividends:

Type	Dividend (per share)	Period	Payment Date	Record
Common Shares[1]	$0.0833	n.a.	15-Sep-21	25-Aug-21
Series A Preferred Shares	$0.19125	30-Jun-21 to 29-Sep-21	30-Sep-21	16-Sep-21
Series B Preferred Shares	$0.17448	30-Jun-21 to 29-Sep-21	30-Sep-21	16-Sep-21
Series C Preferred Shares	US$0.330625	30-Jun-21 to 29-Sep-21	30-Sep-21	16-Sep-21
Series E Preferred Shares	$0.337063	30-Jun-21 to 29-Sep-21	30-Sep-21	16-Sep-21
Series G Preferred Shares	$0.265125	30-Jun-21 to 29-Sep-21	30-Sep-21	16-Sep-21
Series H Preferred Shares	$0.19969	30-Jun-21 to 29-Sep-21	30-Sep-21	16-Sep-21
Series K Preferred Shares	$0.3125	30-Jun-21 to 29-Sep-21	30-Sep-21	16-Sep-21
(1)    Eligible dividend for Canadian income tax purposes

AltaGas Ltd. – Press Release Q2 2021 – 6

CONSOLIDATED FINANCIAL REVIEW

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except normalized effective income tax rate)	2021	2020	2021	2020
Revenue	2,009	1,059	5,094	2,928
Normalized EBITDA (1)	230	206	904	705
Net income applicable to common shares	24	21	361	484
Normalized net income (1)	23	17	384	237
Total assets	20,315	20,003	20,315	20,003
Total long-term liabilities	10,732	10,083	10,732	10,083
Net additions (dispositions) of property, plant and equipment	(136)	188	1	388
Dividends declared (2)	70	67	141	134
Cash from operations	81	337	686	812
Normalized funds from operations (1)	157	141	741	562
Normalized effective income tax rate (%) (1)	18.0	13.3	21.0	23.4

	Three Months Ended June 30		Six Months Ended June 30
($ per share, except shares outstanding)	2021	2020	2021	2020
Net income per common share - basic	0.09	0.08	1.29	1.73
Net income per common share - diluted	0.09	0.08	1.28	1.73
Normalized net income - basic (1)	0.08	0.06	1.37	0.85
Normalized net income - diluted (1)	0.08	0.06	1.37	0.85
Dividends declared (2)	0.25	0.24	0.50	0.48
Cash from operations	0.29	1.21	2.45	2.91
Normalized funds from operations (1)	0.56	0.51	2.65	2.01
Shares outstanding - basic (millions)
During the period (3)	280	279	280	279
End of period	280	279	280	279
(1)Non‑GAAP financial measure; see discussion in Non-GAAP Financial Measures section of this MD&A.
(2)Dividends declared per common share per month: $0.08 beginning on December 27, 2018, increased to $0.0833 per share beginning December 2020.
(3)Weighted average.

CONFERENCE CALL AND WEBCAST DETAILS
AltaGas will hold a conference call today, July 29, at 8:00 a.m. MT (10:00 a.m. ET and 14:00 BST) to discuss 2021 second quarter results and other corporate developments.

Members of the investment community and other interested parties may dial 1-416-764-8659 or toll free at 1-888-664-6392. Please note that the conference call will also be webcast. To listen, please go to http://www.altagas.ca/invest/events-and-presentations. The webcast will be archived for one year.

Shortly after the conclusion of the second quarter call, a replay will be available commencing at 10:00 a.m. MT (12:00 p.m. ET) on July 29, 2021 by dialing 416-764-8677 or toll free 1-888-390-0541. The passcode is 599580#. The replay will expire at 9:59 p.m. MT (11:59 p.m. ET) on August 5, 2021.

AltaGas’ unaudited condensed interim Consolidated Financial Statements and accompanying notes for the second quarter ended June 30, 2021, as well as its related Management’s Discussion and Analysis, are now available online at www.altagas.ca. All documents will be filed with the Canadian securities regulatory authorities and will be posted under AltaGas’ SEDAR profile at www.sedar.com.

AltaGas Ltd. – Press Release Q2 2021 – 7

ABOUT ALTAGAS
AltaGas is a leading North American energy infrastructure company that connects NGLs and natural gas to domestic and global markets. The Company operates a diversified, lower-risk, high-growth Utilities and Midstream business that is focused on delivering resilient and durable value for its stakeholders.
For more information visit www.altagas.ca or reach out to one of the following:
Jon Morrison
Senior Vice President, Investor Relations & Corporate Development
Jon.Morrison@altagas.ca

Adam McKnight
Director, Investor Relations
Adam.McKnight@altagas.ca

Investor Inquiries
1-877-691-7199
investor.relations@altagas.ca

Media Inquiries
1-403-206-2841
media.relations@altagas.ca

FORWARD-LOOKING INFORMATION

This news release contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this news release contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: lower-carbon focus and climate business plan; plans for use of land acquired adjacent to the Ferndale facility; reduction in shipping costs expected from the VLGC time charter arrangement; expectation for ongoing dividend growth and profitable expansion; expected 2021 Normalized EPS guidance of $1.65 - $1.80 per share; expected 2021 Normalized EBITDA guidance of $1.475 billion - $1.525 billion; expected capital expenditure plan of approximately $910 million; planned segment allocation of 2021 capital expenditures;

and expected dividend payments and dates of payment. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas’ current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: number of ships and export levels from the Ferndale and RIPET facilities, current forward curves, effective tax rates, the U.S./Canadian dollar exchange rate, the impact of the COVID-19 pandemic, financing initiatives, propane price differentials, degree day variance from normal, pension discount rate, the performance of the businesses underlying each sector, impacts of the hedging program, commodity prices, weather, frac spread, access to capital, timing and receipt of regulatory approvals, planned and unplanned plant outages, timing of in-service dates of new projects and acquisition and divestiture activities, operational expenses, returns on investments, and dividend levels.

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to COVID -19; health and safety risks; risks related to the integration of Petrogas; operating risks; regulatory risks; cyber security, information, and control systems; litigation risk; climate-related risks, including carbon pricing; changes in law; political uncertainty and civil unrest; infrastructure risks; service interruptions; decommissioning, abandonment and reclamation costs; reputation risk; weather data; Indigenous land and rights claims; crown duty to consult with Indigenous peoples; capital market and liquidity risks; general economic conditions; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; interest rates; technical systems and

AltaGas Ltd. – Press Release Q2 2021 – 8

processes incidents; dependence on certain partners; growth strategy risk; construction and development; transportation of petroleum products; impact of competition in AltaGas' businesses; counterparty credit risk; market risk; composition risk; collateral; rep agreements; delays in U.S. Federal Government budget appropriations; market value of common shares and other securities; variability of dividends; potential sales of additional shares; volume throughput; natural gas supply risk; risk management costs and limitations; underinsured and uninsured losses; commitments associated with regulatory approvals for the acquisition of WGL; securities class action suits and derivative suits; electricity and resource adequacy prices; cost of providing retirement plan benefits; labor relations; key personnel; failure of service providers; compliance with Section 404(a) of Sarbanes-Oxley Act; and the other factors discussed under the heading "Risk Factors" in the Corporation’s Annual Information Form for the year ended December 31, 2020 and set out in AltaGas’ other continuous disclosure documents.

Many factors could cause AltaGas' or any particular business segment's actual results, performance or achievements to vary from those described in this press release, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this news release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this news release, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this news release. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this news release are expressly qualified by these cautionary statements.

Financial outlook information contained in this news release about prospective financial performance, financial position, or cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on AltaGas management's (Management) assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this news release should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF, and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

NON-GAAP MEASURES

This news release contains references to certain financial measures that do not have a standardized meaning prescribed by US GAAP and may not be comparable to similar measures presented by other entities. The non-GAAP measures and their reconciliation to US GAAP financial measures are shown in AltaGas’ Management's Discussion and Analysis (MD&A) as at and for the period ended June 30, 2021. These non-GAAP measures provide additional information that management believes is meaningful regarding AltaGas' operational performance, liquidity and capacity to fund dividends, capital expenditures, and other investing activities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with US GAAP.

EBITDA is a measure of AltaGas' operating profitability prior to how business activities are financed, assets are amortized, or earnings are taxed. EBITDA is calculated from the Consolidated Statements of Income using net income adjusted for pre tax depreciation and amortization, interest expense, and income tax expense. Normalized EBITDA includes additional adjustments for transaction costs related to acquisitions and dispositions, unrealized losses (gains) on risk management contracts, gains on sale of assets, restructuring costs, dilution loss on equity investment, COVID-19 related costs, provisions (reversal of provisions) on assets, foreign exchange gains, and accretion expenses related to asset retirement obligations. AltaGas presents normalized EBITDA as a supplemental measure. Normalized EBITDA is used by Management to enhance the understanding of AltaGas' earnings over periods. The metric is frequently used by analysts and investors in the evaluation of entities within the industry as it excludes items that can vary substantially between entities depending on the accounting policies chosen, the book value of assets, and the capital structure.

Normalized EPS is calculated as normalized net income divided by the average number of shares outstanding during the period.

Funds from operations is calculated from the Consolidated Statements of Cash Flows and is defined as cash from operations before net changes in operating assets and liabilities and expenditures incurred to settle asset retirement obligations. Normalized funds from operations is calculated based on cash from operations and adjusted for changes in operating assets

AltaGas Ltd. – Press Release Q2 2021 – 9

and liabilities in the period and non operating related expenses (net of current taxes) such as transaction and financing costs related to acquisitions and dispositions, COVID-19 related costs, and restructuring costs. Normalized funds from operations is used to assist Management and investors in analyzing the liquidity of the Corporation. Management uses this measure to understand the ability to generate funds for capital investments, debt repayment, dividend payments, and other investing activities.

Net debt is used by the Corporation to monitor its capital structure and financing requirements. It is also used as a measure of the Corporation’s overall financial strength and is presented to provide this perspective to analysts and investors. Net debt is defined as short-term debt (excluding third-party project financing obtained for the construction of certain energy management services projects), plus current and long-term portions of long-term debt, less cash and cash equivalents.

AltaGas Ltd. – Press Release Q2 2021 – 10